Exhibit 99.4
Sify Limited
Regd. Office: Tidel Park, 2nd Floor, 4, Canal Bank Road
Taramani, Chennai 600 113, India.
September 23, 2005
To the holders of our American Depositary Shares:
On behalf of your Board of Directors and your management, I cordially invite you to attend our Ninth Annual General meeting of the stockholders. It will be held on Tuesday, October 25, 2005 beginning at 10.00 A.M. at our Registered Office located at Tidel Park, 2nd Floor, 4, Canal Bank Road, Taramani, Chennai 600 113, India.
At the Annual General Meeting, you will be requested to consider and approve ordinary business matters, including the adoption of the Company’s audited Balance Sheet, Profit and Loss Account, Auditors’ Report and Directors’ Report for the fiscal year ended March 31, 2005, as well as appointment of Directors and reappointment of Accountants.
In addition to ordinary business matters, you will be requested to consider and approve eight special business matters. We are seeking your approval:
1.	to consider and approve the appointment of Dr S K Rao, as a Director.

2.	to consider and approve the appointment of Mr C B Mouli, as a Director.

3.	to consider and approve the appointment of Mr R D Thulasiraj, as a Director.

4.	to consider and approve the enhancement of Authorised Share Capital of the company.

5.	to consider and approve the amendment of Memorandum of Association of the company.

6.	to consider and approve the allocation of shares under Associate Stock Option Plan 2005.

7.	to consider and approve the amendment to Articles of Association of the company.

8.	to consider and approve the enhancement of remuneration payable to the Chief Executive Officer and Managing Director of the company.

The ordinary business matters are Ordinary Resolutions requiring the approval of a majority of the equity shareholders present in person or by proxy at the Annual General Meeting. The matters set forth in items 1 to 4 above, require an Ordinary Resolution and items 5 to 8 require, a Special Resolution. Under the Indian Companies Act, a Special Resolution must be approved by a number of votes, which is not less than three times the number of votes against the Special Resolution.
The Board of Directors recommend that you approve each of these resolutions.
You are requested to read carefully the accompanying Notice of Annual General Meeting and the Explanatory Statement pursuant to Section 173(2) of the Indian Companies Act, 1956, for additional information regarding the Annual General Meeting and the resolutions proposed.
The Board of Directors has fixed the close of business on July 25, 2005 as the Record Date for the determination of stockholders entitled to Notice of and to vote at the Annual General Meeting. All stockholders are cordially invited to attend the Annual General Meeting. However, to ensure your representation, you are requested to complete, sign, date and return the enclosed voting direction card as soon as possible in accordance with the instructions on the card. A return addressed envelope is enclosed for your convenience. This card represents your instruction to the Depositary regarding the voting of the equity shares underlying your ADRs.
Yours very truly,
R Ramaraj
Managing Director & CEO

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